02045858

SEC file number 1-15178

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

-PE
7-1-02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

FLETCHER BUILDING LIMITED

(Translation of Registrant's Name Into English)

810 GREAT SOUTH ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER BUILDING LIMITED

Date: 1 July 2002

pp **M C FARRELL**
COMPANY SECRETARY

ASX Listing

Auckland, 28 June 2002 - The Chief Executive Officer of Fletcher Building Limited, Mr Ralph Waters, announced today that the Company's application for a change of admission category from a foreign exempt listing to a full listing on the Australian Stock Exchange has been accepted by the ASX.

The change will be effective as from Monday 1 July 2002.

End